SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

December 13, 2014

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 411307101
1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,598
	8	SHARED VOTING POWER 26,388,158
	9	SOLE DISPOSITIVE POWER 226,598
	10	SHARED DISPOSITIVE POWER 26,388,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,614,756*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

 * Includes 668,775 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days.  Does not include 1,324,270 shares of common stock that may be acquired upon the exercise of warrants since the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of Hansen Medical, Inc. (the “Company”) then outstanding.
** Calculated based on a total of 133,185,373 shares of common stock outstanding, which is comprised of (i) 132,516,598 shares of common stock outstanding as of October 31, 2014, as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the United States Securities Exchange Commission on November 6, 2014 (the “Quarterly Report”), and (ii) 668,775 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101
1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,614,756*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,614,756*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,614,756*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

 * Includes 668,775 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days.  Does not include 1,324,270 shares of common stock that may be acquired upon the exercise of warrants since the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.
** Calculated based on a total of 133,185,373 shares of common stock outstanding, which is comprised of (i) 132,516,598 shares of common stock outstanding as of October 31, 2014, as reported on the Quarterly Report, and (ii) 668,775 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101
1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,745,841*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,745,841*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,745,841*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.74%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

 * Includes 1,431,983 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.  However, certain of the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.
** Calculated based on a total of 133,948,581 shares of common stock outstanding, which is comprised of (i) 132,516,598 shares of common stock outstanding as of October 31, 2014, as reported on the Quarterly Report, and (ii) 1,431,983 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101
1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,159,429*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,159,429*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,159,429*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.88%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

 * Includes 360,350 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.  However, certain of the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.
** Calculated based on a total of 132,876,948 shares of common stock outstanding, which is comprised of (i) 132,516,598 shares of common stock outstanding as of October 31, 2014, as reported on the Quarterly Report, and (ii) 360,350 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101
1	NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,968,929*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,968,929*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,968,929*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.74%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

 * Includes 360,350 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.  However, certain of the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.
** Calculated based on a total of 132,876,948 shares of common stock outstanding, which is comprised of (i) 132,516,598 shares of common stock outstanding as of October 31, 2014, as reported on the Quarterly Report, and (ii) 360,350 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101
1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,767,658*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,767,658*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,658*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

 * Includes 200,712 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.  However, certain of the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.
** Calculated based on a total of 132,717,310 shares of common stock outstanding, which is comprised of (i) 132,516,598 shares of common stock outstanding as of October 31, 2014, as reported on the Quarterly Report, and (ii) 200,712 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101
1	NAMES OF REPORTING PERSONS The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 411307101
1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 190,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 190,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON (See Instructions) EP

 This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 8, 2013 (the “Original Schedule 13D”).  This Amendment No. 1 is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund and the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder, director and president of the Investment Manager and the trustee of the Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).
Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
On July 30, 2014, the Oracle Entities entered into an Exchange Agreement (the “Exchange Agreement”) with the Company and the other warrantholders identified in Exhibit A therein (collectively, the “Warrantholders”).  Pursuant to the Exchange Agreement, the Oracle Entities and other Warrantholders surrendered their respective Series B Warrants and Series C Warrants to the Company for cancellation in exchange for new warrants to purchase shares of Common Stock at a per share exercise price of $1.13 (the “Exchange Warrants”), subject to certain limitations (discussed in greater detail in Item 4 below) and the Warrantholders’ agreement to exercise a portion of the new warrants within fourteen days of issuance.  The new warrants were comprised of two tranches:  (i) Series B/C Exchange Warrants to purchase shares of Common Stock (“Series B/C Exchange Warrants”) and (ii) Series D Warrants to purchase shares of Common Stock (“Series D Warrants”).
In connection with the transactions contemplated by the Exchange Agreement, (i) Oracle Partners received 4,656,852 Series B/C Exchange Warrants and 1,431,983 Series D Warrants, in exchange for its surrender of 2,328,426 Series B Warrants and 2,328,426 Series C Warrants, (ii) Oracle Ten Fund received 1,171,866 Series B/C Exchange Warrants and 360,350 Series D Warrants in exchange for its surrender of 585,933 Series B Warrants and 585,933 Series C Warrants and (iii) Institutional Partners received 652,724 Series B/C Exchange Warrants and 200,712 Series D Warrants in exchange for its surrender of 326,362 Series B Warrants and 326,362 Series C Warrants.
As disclosed on a Form 4 filed by the Reporting Persons with the SEC on August 25, 2014, on such date, each of the Oracle Entities fully exercised all of its Series B/C Exchange Warrants at a per share exercise price of $1.13 to acquire shares of Common Stock pursuant to the terms of such Series B/C Exchange Warrant.  Oracle Partners, Oracle Ten Fund and Institutional Partners received 4,656,852, 1,171,866 and 652,724 shares of Common Stock, respectively, upon the exercise of the Series B/C Exchange Warrants held by each such Oracle Entity.

Item 4.  Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
As referenced above, on July 30, 2014, the Oracle Entities entered into the Exchange Agreement with the Company and other Warrantholders.  As contemplated by the Exchange Agreement, on August 11, 2014, the Oracle Entities entered into an amended and restated Investor Rights Agreement (the “A&R Investor Rights Agreement”) with the Company and other Warrantholders.
The following summaries of the Exchange Agreement, the Exchange Warrants and the A&R Investor Rights Agreement and are not intended to be complete.  The Exchange Agreement, the form of Series B/C Exchange Warrant, the form of Series D Warrant, and the A&R Investor Rights Agreement, copies of which were included in the Quarterly Report as Exhibit 4.7, 4.8, 4.9 and 4.10, respectively, are incorporated herein by reference and the following summaries are qualified in their entirety by reference thereto.  This Amendment No. 1 does not purport to amend, qualify or in any way modify such agreements.
Exchange Agreement.
Pursuant to the terms of the Exchange Agreement and the transactions contemplated thereby, on August 11, 2014, Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, the Warrantholders (including the Oracle Entities) surrendered to the Company their respective Series B Warrants and Series C Warrants for cancellation in exchange for an aggregate of 26,728,369 new warrants to purchase in the aggregate 26,728,369 Shares of Common Stock at a per share exercise price of $1.13, subject to certain limitations, and the Warrantholders’ agreement to exercise a portion of the new warrants within fourteen days of issuance. The new warrants were comprised of two tranches:  (i) the Series B/C Exchange Warrants and (ii) the Series D Warrants.  The Exchange Agreement also provided for the manner of allocation of the fees and expenses between the parties and the entry of the Company and the Warrantholders into the A&R Investor Rights Agreement as of the Closing Date (as defined therein).
Exchange Warrants.
The Exchange Warrants, which were issued by the Company to the Warrantholders (including the Oracle Entities) on August 11, 2014, were comprised of the following two tranches: (i) Series B/C Exchange Warrants exercisable for an aggregate of 11,382,113 shares of Common Stock, with an exercise price equal to $1.13 per share, and (ii) Series D Warrants exercisable for an aggregate of 6,286,023 shares of Common Stock, with an exercise price equal to $1.13 per share.
The Series B/C Exchange Warrants were mandatorily exercisable on or prior to August 25, 2014.  On August 26, 2014, each of the Oracle Entities fully exercised all of its Series B/C Exchange Warrants at a per share exercise price of $1.13 to acquire shares of Common Stock pursuant to the terms of such Series B/C Exchange Warrant.  The Series D Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from February 11, 2015, until August 11, 2019.

The Exchange Warrants held by each of the Oracle Entities provide that the holder of such warrants may not exercise the warrants to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the Common Stock then outstanding.  The exercise price and number of shares of Common Stock subject to the warrants are subject to adjustment from time to time in accordance with the terms set forth therein.
A&R Investor Rights Agreement.
As noted above, on August 11, 2014, the Company and the Purchasers, as defined therein and including the Oracle Entities, entered into the A&R Investor Rights Agreement.  The A&R Investor Rights Agreement provides for, among other things, demand registration rights for the Oracle Entities, among others, that will require the Company to register their shares of Common Stock with the SEC and permit the Oracle Entities to sell such registered shares of Common Stock to the public, subject to conditions specified therein. Furthermore, pursuant to the A&R Investor Rights Agreement, if the Company proposes to register any of its Common Stock at any time prior to August 8, 2019, the Oracle Entities, among others, will have the right to request that all or any part of their registrable shares be included in the registration, subject to specified exceptions.

 Item 5.  Interest in Securities of the Issuer.
Items 5(a) and (b) of the Original Schedule 13D are hereby amended in their entirety as follows:

(a) As of December 13, 2014:
(i)	Oracle Partners may be deemed to beneficially own 19,745,841 shares of Common Stock, representing 14.74% of the outstanding shares of Common Stock;
(ii)	Oracle Ten Fund may be deemed to beneficially own 4,968,929 shares of Common Stock, representing 3.74% of the outstanding shares of Common Stock;
(iii)	Institutional Partners may be deemed to beneficially own 2,767,658 shares of Common Stock, representing 2.09% of the outstanding shares of Common Stock;
(iv)	the Foundation may be deemed to beneficially own 39,500 shares of Common Stock, representing 0.03% of the outstanding shares of Common Stock;
(v)	the Retirement Plan may be deemed to beneficially own 190,500 shares of Common Stock, representing 0.14% of the outstanding shares of Common Stock;
(vi)
Investment Manager, due to its relationship with Oracle Ten Fund and the Retirement Plan, may be deemed to beneficially own 5,159,429 shares of Common Stock, representing 3.88% of the outstanding shares of Common Stock;

(vii)
Oracle Associates, due to its relationship with the Oracle Entities, may be deemed to beneficially own 26,614,756 shares of Common Stock, representing 19.99% of the outstanding shares of Common Stock; and

(viii)
Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 26,614,756 shares of Common Stock, representing 19.99% of the outstanding shares of Common Stock, in each case, based on 132,516,598 shares of Common Stock outstanding as of October 31, 2014, as reported on the Quarterly Report.
The beneficial ownership calculations for Oracle Associates and Mr. Feinberg do not include 1,324,270 shares of Common Stock that may be acquired upon the exercise of certain Exchange Warrants since such warrants may not be exercised to the extent such exercise would cause the holder of such warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the Common Stock then outstanding.
The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.
 (b) Mr. Feinberg has the sole power to vote and dispose of (or to direct the vote and disposition of) the 226,598 shares of Common Stock held directly by Mr. Feinberg.  Except as provided in the foregoing sentence, each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
(c) The information set forth in Item 4 with respect to the surrender and exchange of warrants by the Oracle Entities pursuant to the Exchange Agreement is incorporated into this Item 5 by reference.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 4 hereto, (i) the Oracle Entities and the other warrantholders named therein and the Company have entered into an Exchange Agreement, (ii)  the Oracle Entities and the other purchasers named therein, and the Company have entered into an A&R Investor Rights Agreement, (iii) the Oracle Entities have each surrendered their outstanding warrants in exchange for Exchange Warrants and (iv) the Oracle Entities have each exercised their Series B/C Exchange Warrants pursuant to the terms of such Series B/C Exchange Warrant.  The information set forth in Item 4 with respect to the Exchange Agreement, the A&R Investor Rights Agreement and the Exchange Warrants is incorporated into this Item 6 by reference.
Item 7.  Material to Be Filed as Exhibits.
Exhibit 1
Exchange Agreement, dated as of July 30, 2014, by and among the Company, Oracle Partners, L.P., Oracle Ten Fund Master, LP, Oracle Institutional Partners, LP and the other purchasers named therein, incorporated herein by reference to Exhibit 4.7 to the Form 10-Q filed by the Company with the SEC on November 6, 2014.

Exhibit 2
Form of Series B/C Exchange Warrants, dated as of August 11, 2014, as to the purchase by Oracle Partners, L.P., Oracle Ten Fund Master, LP or Oracle Institutional Partners, LP, as applicable, of shares of Common Stock of the Company, incorporated herein by reference to Exhibit 4.8 to the Form 10-Q filed by the Company with the SEC on November 6, 2014.

Exhibit 3
Form of Series D Warrants, dated as of August 11, 2014, as to the purchase by Oracle Partners, L.P., Oracle Ten Fund Master, LP or Oracle Institutional Partners, LP, as applicable, of shares of Common Stock of the Company, incorporated herein by reference to Exhibit 4.9 to the Form 10-Q filed by the Company with the SEC on November 6, 2014.

Exhibit 4
Amended and Restated Investor Rights Agreement, dated as of August 11, 2014, by and among the Company, Oracle Partners, L.P., Oracle Ten Fund Master, LP, Oracle Institutional Partners, LP and the other purchasers named therein, incorporated herein by reference to Exhibit 4.10 to the Form 10-Q filed by the Company with the SEC on November 6, 2014.

SIGNATURES
 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2014	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 15, 2014	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 15, 2014	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 15, 2014	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 15, 2014	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member

Dated: December 15, 2014	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: December 15, 2014	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Aileen Wiate Name: Aileen Wiate Title: Trustee
Dated: December 15, 2014	LARRY N. FEINBERG /s/ Larry N. Feinberg